UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K


05048886

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File Number 1-11037

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Praxair Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113

This report consists of 15 pages.



The Praxair Retirement Savings Plan

Index

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



PricewaterhouseCoopers LLP
300 Atlantic Street
Stamford CT 06901
Telephone (203) 539 3000
Facsimile (813) 207 3999

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Praxair Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Praxair Retirement Savings Plan (the "Plan") at December 31, 2004 and December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Stamford, CT
June 22, 2005

The Praxair Retirement Savings Plan
Statements of Net Assets Available for Benefits
At December 31, 2004 and 2003

	December 31, 2004	December 31, 2003
Assets:		
Investments, at fair value (Note 4):		
Participant directed	$ 731,062,930	$ 667,341,302
Non-participant directed	92,095,000	77,184,616
	823,157,930	744,525,918
Loans to participants, at cost	24,120,553	23,307,751
Net assets available for benefits	$ 847,278,483	$ 767,833,669

The accompanying notes are an integral part of the financial statements.

The Praxair Retirement Savings Plan
Statement of Changes In Net Assets Available for Benefits
For the Year Ended December 31, 2004

Additions to net assets:		
Contributions:		
Participant		$ 29,554,888
Employer		12,114,979
		41,669,867
Investment Income:		
Dividends		23,450,820
Interest		962,314
		24,413,134
Net appreciation in fair value of investments (Note 4)		57,824,846
Transfers from other plans, net (Note 8)		122,193
Rollovers from other plans (Note 2)		1,519,972
	Total additions to net assets	125,550,012
Deductions from net assets		
Benefit payments to participants		45,617,901
Administrative fees		487,297
	Total deductions from net assets	46,105,198
	Increase in net assets	79,444,814
Net assets available for benefits		
Beginning of year		767,833,669
End of year		$ 847,278,483

The accompanying notes are an integral part of the financial statements.

Note 1 - Inception of the Plan

Praxair, Inc. (the "Company") established The Savings Program for Employees of Praxair, Inc. and Participating Subsidiary Companies on June 30, 1992. Effective July 1, 2002, the Plan was renamed The Praxair Retirement Savings Plan (the "Plan").

Note 2 - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General

The Plan is a defined contribution plan and is administered by the Administration and Investment Committee for the Praxair Retirement Savings Plan (the "Administrator"). The activities of the Administrator are overseen by the Finance and Pension Committee of the Board of Directors of Praxair, Inc. The Trustee and recordkeeper of the Plan's assets is Fidelity Management Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility

All regular employees (as defined in the Plan) of the Company, including any affiliates that have adopted the provisions of the Plan, are eligible to participate in the Plan.

Participant and Praxair Contributions

Participant contributions to the Plan are made through payroll deductions. Contributions for all Plan participants are calculated as a percentage of compensation (as defined in the Plan). Non-highly compensated employees (as defined in the Internal Revenue Code (the "Code") are allowed to contribute up to 40% of their compensation on either a before-tax or after-tax basis. Highly compensated employees (as defined in the Code) are allowed to contribute up to 13% of their compensation, of which up to 9% may be before-tax. Participants' before-tax contributions are limited, however, to an indexed annual amount prescribed by the Internal Revenue Service (the "IRS"), which amounted to $13,000 in 2004 and $12,000 in 2003. All employees who are eligible to make deferrals under the Plan and who have attained age 50 before the close of the Plan year, may elect to make additional "catch-up" contributions for the Plan year. For 2004, the maximum catch-up contribution amount permitted under the Code was $3,000.

As part of Praxair's retirement program redesign, the available matching contributions under the Plan were amended, effective July 1, 2002. The Company matching contribution available to a Plan participant is determined based on the component of the Plan in which the participant participates. For all Plan participants hired after April 30, 2002 and those Plan participants hired prior to May 1, 2002 who elected to be covered by the Account-Based Design feature of the Plan, the Plan provides for a Company matching contribution equal to 100% of the first 5% of compensation contributed by the participant. For Plan participants who were Company employees as of April 30, 2002 who elected to be covered under the Traditional Design feature of the Plan, the Plan provides for a Company matching contribution equal to 70% of the first 2½% of the participant's compensation contributed to the Plan and 40% of the next 5% of the participant's compensation contributed to the Plan.

Company matching contributions are made to participants' accounts, in a combination of 50% Company common stock and 50% cash invested according to participant direction. Prior to February 1, 2002, Company matching contributions were made to participants' accounts in the form of Company common stock. Effective February 1, 2002, 50% of the existing balances in the Praxair Employer Match Stock Fund and any related earnings were transferred to the Praxair Common Stock Fund. The transferred balances are unrestricted but still subject to the exchange rules of the Praxair, Inc. Common Stock Fund, which prohibit exchanges (transfers) into the funds. In addition, the restrictions on the remaining 50% of Company matching contributions and related earnings left in the Praxair Employer Match Stock Fund were changed to allow earlier diversification by participants subject to a formula based on the age of the participant.

The Company makes a non-matching contribution relating specifically to certain employees of the former Treffers Precision, Inc. This contribution is made to those employees who have at least one year of service and are still current employees at year end. The contribution is calculated as 2.5% of compensation. As this contribution is participant directed, it was not included in the above information.

Vesting

Participants are fully vested in their Plan account balances at all times. In the event of termination of employment with the Company, Plan participants receive all amounts credited to their accounts.

Investment Options

Plan participants may invest their contributions in any or all of the following funds:

Fixed Income Funds:

- Fidelity Managed Income Portfolio (MIP) II Class 3 Fund*
- Morgan Stanley Institutional Fund Trust (MSIFT) Core Plus Fixed Income Portfolio
- GMO Emerging Country Debt Shares Fund Class 3

Equity Investment Funds:

- Fidelity Equity Income Fund*
- Spartan U.S. Equity Index Fund*
- Fidelity Magellan Fund*
- Morgan Stanley Institutional Fund Trust (MSIFT) U.S. Small Cap Core Portfolio
- Columbia Acorn Fund Class Z
- Janus Worldwide Fund
- Putnam Investor Fund Class A
- Capital Guardian Non-US Equity Fund

Praxair, Inc. Common Stock Fund*

Discounted Praxair, Inc. Common Stock Fund* (acquired at 90% of market price)

Balanced Funds:

- Vanguard Life Strategy Fund Income Portfolio
- Vanguard Life Strategy Fund Moderate Growth Portfolio

* Party-in-interest

Participant contributions into the Discounted Praxair, Inc. Common Stock Fund are limited to payroll deductions. No exchanges into the fund are allowed. Certain other restrictions apply to investments in the Discounted Praxair, Inc. Common Stock Fund, as defined in the Plan's provisions. Participants are limited to a maximum of 12 stock sales per twelve-month period from the Praxair, Inc. Common Stock Fund and one per twelve-month period from the Discounted Praxair, Inc. Common Stock Fund.

Consistent with prior years, no further contributions are permitted into the Dow Chemical Stock Fund (formerly the Union Carbide Company Stock Fund). Dividends earned on Dow common stock are invested in the Fidelity MIP II Class 3 Fund.

On March 1, 2004, The Praxair Retirement Savings Plan implemented an annual restriction on the number of exchanges (transfers in or out) into the Janus Worldwide Fund, the Capital Guardian Non-US Equity Fund, and the GMO Emerging Country Debt Share Fund Class 3. There is a limit of six exchanges into each fund per calendar year. No restriction on exchanges out of the funds was made.

Dividend Payout on Company Stock Fund

On March 1, 2002, a dividend payout feature was added to the Plan. This provision allows participants to elect to receive any future dividends from the Praxair, Inc. Common Stock Fund, the Discounted Praxair, Inc. Common Stock Fund and the Employer Match Stock Fund in cash as taxable distributions, rather than having such dividends reinvested in the Plan. At the same time, a portion of the Plan, consisting of the Praxair, Inc. Common Stock Fund, the Discounted Praxair, Inc. Common Stock Fund and the Employer Match Stock Fund, was designated as an Employee Stock Ownership Plan ("ESOP"). This designation as an ESOP has no other effect on benefits under the Plan.

Withdrawals and Distributions

Plan participants may withdraw after-tax contributions from their account balances while working and in limited cases (as defined in the Plan's provisions) may withdraw before-tax contributions. Mandatory distributions from the Plan are required starting April 1 of the year following the later of the year in which a participant attains age 70½ or retires from service with the Company.

Loans

The Plan generally permits participants to borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their account balances. Participants are permitted to have two loans outstanding at any time. Certain other restrictions apply, as defined in the Plan's provisions.

Loans may be repaid during fixed terms not to exceed five years (thirty years for home loans). Principal and interest is paid ratably through payroll deductions. The loans are collateralized by the balance in the participant's account and bear interest at rates set quarterly equal to 1% less than the prime rate. Rates on existing loans ranged from 3.00% to 11.50% in 2004.

Rollovers

Rollovers represent transfers of account balances of certain participants into the Plan from other qualified Plans or from individual retirement accounts.

Unclaimed Benefits and Forfeitures
The benefit payable on behalf of a participant who cannot be located by the Administrator is forfeited at such time as the Administrator has made the determination. However, the forfeiture will be restored to the Plan by the Administrator if such participant subsequently makes a valid claim for the benefit.

Note 3 - Summary of Significant Accounting Policies

Method of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of Benefits
Benefits are recorded when paid.

Participant's Account Activity
Participant accounts are credited with participant contributions, contributions from Praxair and an allocation of Plan earnings, which is based on participant account balances, and their accounts are charged for withdrawals and administrative expenses.

Basis of Reporting Investments
Plan investments are reported at fair value, based upon quoted market prices or independent appraisals, except for participant loans carried at cost which approximates fair value.

Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates, of which the most significant is the fair value of investments.

Risks and Uncertainties
The Plan provides various investment options that invest in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 4 - Investments

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits at December 31, 2004 and 2003, are as follows:

	2004	2003
Fidelity MIP II CL3 Fund	$ 227,799,725	$ 231,068,212
Praxair, Inc. Common Stock Fund	$ 124,845,918	$ 103,806,905
Praxair Employer Match Stock Fund **	$ 92,095,000	$ 77,184,616
Fidelity Magellan Fund	$ 56,092,335	$ 57,010,057
Spartan U.S. Equity Index Fund	$ 51,321,788	$ 45,908,351
Janus Worldwide Fund	*	$ 42,052,992

* Not applicable
** Non-participant directed

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31, 2004
Praxair, Inc. Common Stock Fund	$ 17,257,410
Praxair Employer Match Stock Fund	12,234,502
Mutual Funds	17,784,272
Discounted Praxair, Inc. Common Stock Account	5,968,168
Dow Chemical Stock Fund	4,580,494
	$ 57,824,846

Note 5 – Non-participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	December 31, 2004	December 31, 2003
Net assets:		
Praxair Employer Match Stock Fund	$92,095,000	$77,184,616

	Year ended December 31, 2004
Changes in net assets:	
Contributions	$6,014,710
Dividends	1,210,317
Net appreciation	12,234,502
Benefit payments	(3,311,724)
Administrative fees	(55,270)
Transfers to other plans	(33,090)
Transfers to participant-directed investments*	(1,149,061)
	$14,910,384

* Refer to Participant and Praxair Contributions in Note 2.

Note 6 – Tax Status

The IRS has determined and informed the Company by a letter dated September 25, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan's external counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code.

Note 7 – Plan Expenses

Administrative fees are paid by participants in accordance with Plan provisions and charged to plan participants based upon account balances. Participants are charged an annual rate of 0.05% of their account balance on a monthly basis. These fees, which are accumulated and paid out of the Fidelity Cash Reserves Fund, are intended to cover all administrative expenses incurred by the Plan. A loan application fee of $35 is charged for each new loan.

Note 8 – Transfers of Participants

Effective May 3, 2004, the participant balances from the former Peripheral Products, Inc. Profit Sharing Plan were transferred into this Plan through a trust-to-trust transfer. Transferred assets totaled $273,997. Peripheral Products, Inc. was merged into Praxair CMP Products in December 2002. The Peripheral Products Inc. Profit Sharing Plan was maintained as a separate plan until May 3, 2004, following the transfer of Praxair CMP Products employees to Praxair Surface Technologies, Inc, a subsidiary of Praxair, Inc. participating in this Plan, on January 1, 2004.

Participant investment balances are reflected by the recordkeeper, Fidelity, as of the closing date per the financial statements. Participants who transfer between companies during the plan year have their respective balances reflected in the company of which they are a part of at year-end.

Note 9 – Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Note 10 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan's provisions to terminate the Plan at the sole discretion of the Company. Upon such termination, the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries).

The Praxair Retirement Savings Plan
Schedule H, 4i – Schedule of Assets
(Held at End of Fiscal Year)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Fidelity Management Trust Company	Fidelity MIP II CL3 Fund	**	$227,799,725
		Praxair, Inc. Common Stock Fund	**	124,845,918
		Praxair Employer Match Stock***	$44,387,015	92,095,000
		Fidelity Magellan Fund	**	56,092,335
		Spartan U.S. Equity Index Fund	**	51,321,788
		Discounted Praxair, Inc. Common Stock Fund	**	39,513,344
		Janus Worldwide Fund	**	39,102,173
		Fidelity Equity Income Fund	**	38,764,315
		MSIFT Core Plus Fixed Income Portfolio	**	31,940,831
		Dow Chemical Stock Fund***	**	28,814,275
		MSIFT U.S. Small Cap Core Portfolio	**	28,790,125
		Columbia Acorn Fund Class Z	**	21,512,310
		GMO Emerging Cty Debt	**	13,061,586
		Vanguard Life Strategy Fund Moderate Growth Portfolio	**	10,182,313
		Putnam Investor Fund Class A	**	8,305,650
		Vanguard Life Strategy Fund Income Portfolio	**	6,352,636
		Capital Guardian Non-US Equity	**	4,174,899
		Fidelity Cash Reserve Fund***	**	488,175
		Fidelity Retirement Money Market***	**	532
*	Various Participants	Participant loans - 3.00% to 11.50%	**	24,120,553
	Total assets held for investment purposes			$847,278,483

* Party-in-interest
** Cost information is not required for participant directed investments and, therefore, is not included
***Fund is not an investment option (Note 2)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Praxair Retirement Savings Plan

Date: June 22, 2005

By: ______________________
Patrick M. Clark
Vice President and Controller
Praxair, Inc.
(On behalf of the Plan)



CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-87274, 33-48478 and 333-81248) of Praxair, Inc. of our report dated June 22, 2005 relating to the financial statements of The Praxair Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

June 22, 2005